Exhibit 1

For Immediate Release

Contact:
Yossy Zylberberg
COO & CFO
+972 (8) 9145466
yossyz@nur.com

NUR Macroprinters to Sell its Business to HP

LOD, Israel, Monday, December 10, 2007 – NUR Macroprinters Ltd. (NURMF.PK), a leading supplier of wide-format inkjet production printers for the printing industry, announced today it has signed a definitive agreement with Hewlett Packard Company (HP) under which HP will acquire substantially all the assets of NUR for $117.5 in cash on a cash free and debt free basis.

Yuval Cohen, Managing Partner of Fortissimo Capital and Chairman of the NUR board of directors stated: “Two years ago, when Fortissimo Capital acquired control of NUR, the company was losing money and was in a precarious position. However, Fortissimo Capital recognized that NUR had the potential to build on its strong market presence, installed base and technology leadership, and infused the requisite capital to fund its growth. Together with the banks, we restructured the debt, recruited stellar management, and implemented a new strategy that resulted in an impressive improvement and growth.” Cohen added, “We believe that NUR is at a point where it requires the HP resources in order to bring its line of business to a new level.”

“NUR has witnessed a very successful turnaround of its overall business in the last two years, building a winning team of professionals, creating the most diversified UV product offering in the market, and gaining improved customer confidence and satisfaction,” said David Reis, President and CEO, NUR Macroprinters. He added, “As the market exhibited considerable growth and consolidation, NUR positioned itself as ‘a successful independent contender in a field of giants’. We are confident that this acquisition will result in an even better combined product portfolio, and will provide continued first class support and service to NUR’s customer base.”

About the Agreement
Under the terms of the agreement HP will pay $117.5 million in cash to NUR, of which $14.5 million will be held in an indemnity escrow account ($9.5 million for 18 months and $5 million for 24 months). NUR will retain approximately $5.5 million in cash and will use approximately $20.8 million of the proceeds to repay NUR’s loans to its lender banks. NUR has also retained several additional liabilities and is evaluating the tax consequences of the transaction.

Closing of the transaction is subject to certain regulatory approvals and other customary closing conditions. The transaction is intended to be completed as soon as all required approvals have been obtained.

NUR has approximately 72.7 million shares issued. In addition, NUR has 54.4 million outstanding warrants and options convertible into shares that if fully exercised will add approximately $24.5 million in cash to the company.

For more information please refer to our latest annual report on Form 20-F filed with the Securities and Exchange Commission.

About NUR Macroprinters Ltd.
NUR Macroprinters (NURMF.PK) is a leading supplier of wide-format inkjet printers for the printing industry. NUR develops, manufactures and markets wide-format inkjet production printers and high-quality companion inks for a wide variety of business enterprises including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers. NUR’s cost-effective, reliable printing solutions are helping customers worldwide deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

Information Relating to Forward-Looking Statements

With the exception of historical information in this news release, this document includes forward-looking statements that involve risks and uncertainties, including, but not limited to, uncertainties with respect to results, the management of growth, fluctuations in demand, major changes in political, economic, regulatory, or environmental conditions, the loss of key customers, suppliers or key members of senior management, uninsured losses, competition, uncertainty as to the closing of the transaction, possibility of future claims for indemnity, and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings.  Actual results may differ materially from any forward-looking statements set forth herein.